Board Resolution on Approval of the Small-scale Merger with
Korea Thrunet Co., Ltd.

1. Date of BOD resolution: November 7, 2005

2. Agendum of BOD: Approval of the Small-scale Merger with Korea Thrunet Co., Ltd

3. Major points:

a. Objective of the merger
- To maximize synergy effect by enhancing management efficiency
- To strengthen competitiveness in the broadband Internet market

b. Method of the merger:
- Merger between hanarotelecom incorporated (the surviving company) and Korea Thrunet Co. Ltd. (the merged company)

c. Merger Ratio: 1:0.3570308

d. Date of Merger: January 1, 2006

e. Agreement of Merger signed on September 22, 2005

4. Opposition to small-scale merger
- Number of shareholders opposed to small-scale merger : 2,679 shareholders
- Number of shares owned by shareholders opposed to small-scale merger : 3,108,530 shares (0.67% of the total issued shares)

5. Replacement of the resolution of a general meeting of shareholders with a BOD resolution
- In accordance with the provisions of Article 527-3 of the Commercial Act, the resolution of a general meeting of shareholders for approval of the small-scale merger shall be replaced by a BOD resolution, as the shares owned by the shareholders opposed to small-scale merger accounts for less than 20% of the outstanding shares and thus the merger with Korea Thrunet Co. Ltd. constitutes a small-scale merger.